February 7, 2006


Via U.S. Mail

Ira Greenstein
President
IDT Corporation
520 Broad Street
Newark, NJ  07102

	Re:	IDT Corporation
		Schedule TO-I filed February 1, 2006
		SEC File No. 5-48167

Dear Mr. Greenstein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Exhibit (a)(1)(i) - Offer to Purchase
1. We note your indication that the offer excludes options to purchase 139,578 shares of your Class B Stock. Please supplementally advise us as to the reason for this exclusion. We may have further comment upon receipt of your response. Please further clarify whether or not you make any distinction as to whether the options must be vested or unvested in order for them to be available for tender.
2.
See the Summary Term Sheet. In "Why are you making the Offer?" you indicate that the exercise price for many of the options that are the subject of this offer is greater than $12.35 per share "and has been for an extended period of time." If not all of the options that are the subject of this offer have an exercise price that is in excess of
$12.35, please revise to be more specific considering you currently refer to "many" and this reference is unclear. Also, clarify your reference to "extended period of time" to be more specific as to exactly how long the exercise price has exceeded the average closing price of your Class B Common Stock.
3. See the first paragraph, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
4. See Section 6. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the references to "indirectly" in subparagraph
(b).
Please revise to clarify the conditions in accordance with this comment.
5. See Schedule B. Please advise us as to the nature of the purchases by you of Class B Stock during the past 60 days. Specifically, were these open-market purchases? Privately negotiated buy-backs? Are they pursuant to a repurchase plan? We may have further comment upon receipt of your response.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (973) 438-1455:

Joyce Mason, Esq.
General Counsel
IDT Corporation
520 Broad Street
Newark, NJ  07102

IDT Corporation
February 7, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE